UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q10
BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA AND PFBCOLOM) REPORTS
CONSOLIDATED FIRST-QUARTER 2010 NET INCOME OF COP 341 BILLION (COP 433 PER
SHARE - USD 0.90 PER ADR), UP 10% AS COMPARED TO 1Q09 RESULTS.

•
Lower loan portfolio deterioration in 1Q10 vs. 1Q09. New past due loans before charge-offs in the last quarter were 27% lower than in 1Q09, while charge-offs decreased 40% in 1Q10 as compared to 4Q09. As a result, provision charges net of recoveries totaled COP 142 billion in the quarter, down 53% and 58% as compared to 4Q09 and 1Q10 respectively.

•
Solid non-interest income throughout the quarter. The combined revenue of net fees and other operating income totaled COP 564 billion, which represents an increase of 14% as compared to 1Q09. This performance is explained by solid results from our investment banking unit, higher income from derivatives and solid fee generation across our businesses.

•	Moderate expansion in operating expenses, which totaled COP 731 billion in 1Q10, up 2% as compared to 1Q09 and stable as compared to 4Q09.
•	Mild recovery of lending activity in 1Q10. COP denominated loans grew 2% vs.4Q09, while USD denominated loans were stable.
•
Income from investments was significantly lower during 1Q10 as it decreased 85% and 70% as compared to 4Q09 and 1Q09 respectively. These decreases were driven by mark-to-market losses from our bond portfolio, and also by a base effect caused by the higher income from investments in 1Q09 and 4Q09, when there were mark-to-market gains and extraordinary income from investments.

•
Strong balance sheet: reserves for loan losses represented 5.8% of total loans and 138% of past due loans at the end of 1Q10, while capital adequacy finished the quarter at 13.6% (Tier 1 ratio of 10.8%), higher than the 12.7% (Tier 1 ratio of 9.6%) reported at the end of 1Q09.

•	Solid liquidity position: the ratio of net loans to deposits (including borrowings from development banks) was 92% at the end of 1Q10.

May 7, 2010. Medellin, Colombia – Today, Bancolombia S.A. (“Bancolombia” or the “Bank”) announced its financial results for the first quarter 2010.

For the quarter ended March 31, 2010 (“1Q10”), Bancolombia’s consolidated net income totaled COP 341 billion (COP 433 per share - USD 0.90 per ADR), which represents an increase of 10% as compared to the results for the quarter ended March 31, 2009 (“1Q09”), and a decrease of 8% as compared to the results for the quarter ended December 31, 2009 (“4Q09”). Bancolombia’s return on average shareholders’ equity (“ROE”) for 1Q10 was 19.4%.

Bancolombia ended 1Q10 with COP 60,771 billion in assets, down 2% and 6% as compared to 4Q09 and 1Q09, respectively. At the same time, total liabilities amounted to COP 53,968 billion and decreased 8% as compared to 1Q09. 1

1 *This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended March 31, 2010. The statements of income for the quarter ended March 31, 2010 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate: April 1, 2010 COP. 1,921.88= US$ 1	Average Representative Market Rate for 1Q10 COP. 1,944.98 = US$

1Q10
BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT		Quarter		Growth
(COP million)	1Q 09	4Q 09	1Q 10	1Q 10/4Q 09	1Q 10/1Q 09
ASSETS
Loans and financial leases, net	43,492,984	39,610,307	39,493,643	-0.29%	-9.20%
Investment securities, net	8,268,653	8,914,913	8,608,550	-3.44%	4.11%
Other assets	13,182,624	13,339,145	12,668,389	-5.03%	-3.90%
Total assets	64,944,261	61,864,365	60,770,582	-1.77%	-6.43%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	43,515,189	42,149,330	40,113,266	-4.83%	-7.82%
Non-interest bearing	5,071,172	6,307,780	5,570,111	-11.69%	9.84%
Interest bearing	38,444,017	35,841,550	34,543,155	-3.62%	-10.15%
Other liabilities	15,350,824	12,682,206	13,855,066	9.25%	-9.74%
Total liabilities	58,866,013	54,831,536	53,968,332	-1.57%	-8.32%
Shareholders' equity	6,078,248	7,032,829	6,802,250	-3.28%	11.91%
Total liabilities and shareholders' equity	64,944,261	61,864,365	60,770,582	-1.77%	-6.43%

Interest income	1,790,817	1,534,321	1,178,240	-23.21%	-34.21%
Interest expense	805,646	492,819	408,565	-17.10%	-49.29%
Net interest income	985,171	1,041,502	769,675	-26.10%	-21.87%
Net provisions	(339,913)	(300,737)	(142,498)	-52.62%	-58.08%
Fees and income from service, net	367,047	390,907	374,411	-4.22%	2.01%
Other operating income	126,372	131,927	189,846	43.90%	50.23%
Total operating expense	(716,667)	(731,789)	(730,854)	-0.13%	1.98%
Goodwill amortization	(20,193)	(15,320)	(15,142)	-1.16%	-25.01%
Non-operating income, net	27,181	5,772	37,968	557.80%	39.69%
Income tax expense	(117,873)	(150,858)	(142,422)	-5.59%	20.83%
Net income	311,125	371,404	340,984	-8.19%	9.60%

PRINCIPAL RATIOS		Quarter		As of
	1Q 09	4Q 09	1Q 10	Mar-09	Mar-10
PROFITABILITY
Net interest margin (1)	7.06%	7.89%	5.84%	7.06%	5.84%
Return on average total assets (2)	1.95%	2.44%	2.22%	1.95%	2.22%
Return on average shareholders´ equity (3)	20.0%	21.78%	19.4%	19.95%	19.44%
EFFICIENCY
Operating expenses to net operating income	49.84%	47.76%	55.92%	49.84%	55.92%
Operating expenses to average total assets	4.61%	4.91%	4.86%	4.61%	4.86%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.36%	11.37%	11.19%	9.36%	11.19%
Technical capital to risk weighted assets	12.73%	13.23%	13.62%	12.73%	13.62%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.62	0.92	0.90
Net income per share $COP	395	471	433
P/BV ADS (4)	1.61	2.61	2.54
P/BV Local (5) (6)	1.58	2.59	2.58
P/E (7)	7.77	12.29	12.80
ADR price (8)	19.47	45.51	45.66
Common share price (8)	12,220	23,140	22,280
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	2,544.24	2,044.23	1,921.88

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

1Q10
1.	CONSOLIDATED BALANCE SHEET

1.1.	Assets

As of March 31, 2010, Bancolombia’s assets totaled COP 60,771 billion, representing a decrease of 2% as compared to 4Q09 and 6% as compared to 1Q09.

COP-denominated assets totaled COP 47,544 billion at the end of 1Q10, increasing 2% as compared to 4Q09 and 6% as compared to 1Q09. Assets denominated in currencies other than COP (primarily USD) represented 22% of total assets (or USD 6.9 billion) at the end of 1Q10, and decreased 9% and 14% as compared to 4Q09 and 1Q09, respectively.

Net loans and financial leases accounted for 65% of assets as of the end of 1Q10, decreasing from the 67% at the end of 1Q09, while net investment securities represented 14% of total assets at the end of 1Q10, slightly increasing from 13% in 1Q09.

1.2.	Loan Portfolio

During 1Q10, we experienced a mild recovery of lending activity in our operation in Colombia. COP-denominated loans reached COP 32,252 billion by the end of 1Q10, up 2% during the quarter. On the other hand, USD denominated loans amounted to USD 5,044 million (or 23% of loans), stable as compared to 4Q09. Notably, the 6% appreciation of the Colombian peso against the U.S. dollar in 1Q10 affected the translation of USD-denominated loans into COP (Bancolombia´s books are recorded in Colombian pesos) and offset the slight growth experienced in COP denominated loans. All in all, Bancolombia’s gross loans totaled COP 41,946 billion by the end if 1Q10, stable as compared to COP 42,042 billion by the end of 4Q09.

For the last twelve months, gross loans decreased 9% as compared to the COP 45,844 billion in loans recorded by the end of 1Q09. This decrease is explained by the 8% contraction in USD-denominated loans during the period, which was magnified by the 24% depreciation of the U.S. dollar against the Colombian peso in the same period. In general, the contraction in USD-denominated loans reflects the lower lending activity of our banking operation in El Salvador and our off-shore banking operation in Panama, each of which were impacted by lower economic activity and lower financing needs from our corporate clients, resulting from lower trade flows. In contrast, our largest loan book, which is denominated in COP, ended 1Q10 with a slight increase of 1% as compared to its outstanding balance by the end of 1Q09.

COP-denominated commercial loans amounted to COP 19,447 billion as of the end of 1Q09 and had a slight increase of 1% as compared to 4Q09. Commercial loans denominated in USD amounted to USD 3,343 million and remained stable during the same period.

Consumer lending in Colombia reversed its downward trend and showed some increasing activity in 1Q10. Consumer loans denominated in COP reached COP 4,904 billion, up 2% as compared to 4Q09. In contrast, consumer lending in our Salvadorian operation remained subdued. Consumer loans denominated in USD (originated in El Salvador) totaled USD 999 million and decreased 1% and 2% as compared to 4Q09 and 1Q09, respectively.

Mortgage origination remained dynamic in Colombia. Outstanding mortgage balances in the country grew by COP 205 billion in 1Q10, while COP 105 billion were securitized in the same period, taking the outstanding balance of securitized mortgages that were originated by Bancolombia to COP 2,285 billion. When taking into account the securitizations, mortgages grew 4% over the quarter and 15% over the year. This vibrant activity in mortgage lending is explained by higher demand resulting from lower long term interest rates in Colombia and also by the Colombian government’s interest rate subsidy created in April 2009 (this subsidy lowers the cost of financing and is available only for low and medium price housing). On the other hand, USD-denominated mortgages, all of them originated in El Salvador, totaled USD 438 million and decreased 2% and 7% as compared to 4Q09 and 1Q09, respectively.

1Q10
Financial leases, 91% of which are denominated in COP, had a decrease of 1% during 1Q10.

During the last quarter, COP 21 billion in reserves for loan losses were added. Reserves for loan losses totaled COP 2,452 billion or 5.8% of total loans by the end of 1Q10. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4 “Asset Quality, Provision Charges and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:
LOAN PORTFOLIO		As of		Growth
(COP million)	1Q09	4Q09	1Q10	1Q10/4Q09	1Q10/1Q09
CORPORATE
Working capital loans	19,912,726	18,513,872	18,155,416	-1.94%	-8.83%
Funded by domestic development banks	1,139,681	527,723	416,809	-21.02%	-63.43%
Trade Financing	1,759,618	1,174,295	1,419,113	20.85%	-19.35%
Overdrafts	106,149	50,602	86,468	70.88%	-18.54%
Credit Cards	45,081	35,409	38,798	9.57%	-13.94%
TOTAL CORPORATE	22,963,255	20,301,901	20,116,604	-0.91%	-12.40%
RETAIL AND SMEs
Working capital loans	4,180,779	4,371,046	5,578,831	27.63%	33.44%
Personal loans	4,390,615	3,774,768	3,611,806	-4.32%	-17.74%
Loans funded by
domestic development banks	887,381	801,847	772,129	-3.71%	-12.99%
Credit Cards	2,495,335	2,389,059	2,379,969	-0.38%	-4.62%
Overdrafts	300,937	188,613	251,934	33.57%	-16.28%
Automobile loans	1,313,282	1,222,017	129,248	-89.42%	-90.16%
Trade Financing	119,932	53,298	74,424	39.64%	-37.94%
TOTAL RETAIL AND SMEs	13,688,261	12,800,648	12,798,341	-0.02%	-6.50%
MORTGAGE	3,521,499	3,469,424	3,603,657	3.87%	2.33%
FINANCIAL LEASES	5,670,912	5,470,001	5,427,246	-0.78%	-4.30%
Total loans and financial leases	45,843,927	42,041,974	41,945,848	-0.23%	-8.50%
Allowance for loan losses	(2,350,943)	(2,431,667)	(2,452,205)	0.84%	4.31%
Total loans and financial leases, net	43,492,984	39,610,307	39,493,643	-0.29%	-9.20%

1.3.	Investment Portfolio

As of March 31, 2010, Bancolombia’s net investment securities totaled COP 8,609 billion, decreasing 3% as compared to 4Q09, although increasing 4% as compared to 1Q09. Net investment securities are primarily comprised of debt securities (bonds), as those represented 96% of Bancolombia’s net investment securities portfolio and 14% of total assets at the end of 1Q10.

1.4.	Goodwill

As of March 31, 2010, Bancolombia’s goodwill totaled COP 796 billion, and decreased 29% as compared to 1Q09. Such variation is explained by the COP appreciation during the period and also by the amortization recorded in the last year. (Under COL GAAP goodwill is amortized within a period of 20 years). As of March 31, 2010, Bancolombia’s goodwill included USD 411 million which resulted primarily from the acquisition of Banagrícola.

1.5.	Funding

As of March 31, 2010, Bancolombia’s liabilities totaled COP 53,968 billion, decreasing 2% as compared to 4Q09 and 8% as compared to 1Q09. During 2009, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from development banks) was 92% at the end of 1Q10, stable from the level presented in 1Q09.

1Q10
Deposits totaled COP 40,113 billion (or 74% of liabilities) at the end of 1Q10, and decreased 5% during the quarter. Notably, time deposits decreased 9% quarterly and 25% yearly, and reached COP 16,687 billion by the end of 1Q10. This decrease is in line with the funding strategy executed by Bancolombia in the last few quarters, which is aimed at increasing demand deposits’ share of funding, given the current ample liquidity and low interest rates. As a result, demand deposits represented 58% of deposits by the end of 1Q10, up from 49% the previous year.

DEPOSIT MIX	1Q09		4Q09		1Q10
COP Million		%		%		%
Checking accounts	7,285,850	16.7%	8,224,948	19.5%	7,594,986	18.9%
Saving accounts	13,644,258	31.4%	15,143,781	35.9%	15,428,560	38.5%
Time deposits	22,165,667	50.9%	18,331,488	43.5%	16,687,250	41.6%
Other	419,414	1.0%	449,113	1.1%	402,470	1.0%
Total deposits	43,515,189		42,149,330		40,113,266

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity totaled COP 6,802 billion at the end of 1Q10, which represents a decrease of COP 231 billion as compared to COP 7,033 billion in 4Q09. During 1Q10, Bancolombia’s general shareholders’ meeting approved the proposed distribution of profits for fiscal year 2009 which amounted to COP 502 billion and explains, to a large extent, the decrease in shareholders’ equity during the quarter. On annual terms, Bancolombia’s shareholders’ equity increased 12%.

Bancolombia’s capital ratio increased to 13.62% at the end of 1Q10 from 13.23% at the end of 2009, and was considerably higher than the 12.73% presented at the end of 1Q09.

Bancolombia’s capital ratio was 462 basis points above the minimum required by Colombia’s regulator, while the basic capital ratio (tier 1) was 10.84% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.70% at the end of 1Q10.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)
	1Q 09%		4Q 09%		1Q 10%
Basic capital (Tier I)	5,544,550	9.62%	5,726,318	10.40%	5,877,736	10.84%
Additional capital (Tier II)	1,792,719	3.11%	1,559,978	2.83%	1,503,888	2.77%
Technical capital (1)	7,337,270		7,286,296		7,381,624
Risk weighted assets included market risk	57,657,657		55,084,655		54,207,462
CAPITAL ADEQUACY (2)	12.73%		13.23%		13.62%

(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

1Q10
2.	INCOME STATEMENT

For the quarter ended March 31, 2010, Bancolombia’s consolidated net income totaled COP 341 billion (COP 433 per share - USD 0.90 per ADR), which represents an increase of 10% as compared to the results for 1Q09. First quarter’s results for 2010 were 8% lower than those for 4Q09, while Bancolombia’s annualized return on average shareholders’ equity (“ROE”) for 1Q10 was 19.4%, below the 20% ROE for 1Q09.

2.1.	Net Interest Income

Net interest income totaled COP 770 billion in 1Q10, down 26% as compared to 4Q09. This variation is explained by a sharp decrease in interest from investment securities and also, although to a lesser extent, by lower interest income from loans and financial leases. Notably, the lower interest income was partially offset by lower interest expense, which decreased 17% and 49% as compared to 4Q09 and 1Q09 respectively. The interest expense decrease is the result of the lower funding cost caused by a more favorable deposit mix and the liability re-pricing derived from the lower interest rate environment.

Interest from investment securities, which incorporates the interest accrual of debt securities and mark-to-market valuation adjustments, totaled COP 46 billion in 1Q10, considerably lower than the COP 308 billion for 4Q09 and COP 154 billion for 1Q09. During 1Q10, lower bond prices negatively affected the mark-to-market valuation of Bancolombia’s debt securities portfolio. Such mark-to-market losses were the result of the increasing yields trend that occurred in Colombia during the last quarter. In addition, it is important to note that during 4Q09 Bancolombia’s interest from investment securities was positively impacted by additional income of COP 158 billion related to the reclassification of Bancolombia’s investment in the private capital fund Fondo Inmobiliario Colombia and the recording of the net present value (“NPV”) of the estimated residual income derived from pools of securitized mortgages. Those accounting adjustments in 4Q09 were the result of regulation changes on the subject.

Interest income from loans and financial leases totaled COP 1,116 billion in 1Q10, down 8% as compared to 4Q09 and 31% lower than interest income from loans and financial leases for 1Q09. These decreases in interest income are explained by the rapid and large interest rates reductions occurred in Colombia, where the Central bank’s repo rate was cut 650 basis points from December 2008 to November 2009, and also, although to a lesser extent, by lower loan volumes in 1Q10 vs. 1Q09. The low levels of interest rates are rapidly transferred to our loan portfolio, given that the majority of Bancolombia’s loan book has variable rates (indexed to short-term interest rates).

Net Interest Margin

Primarily as a result of lower income from investments, annualized net interest margin declined to 5.8%, significantly lower than 6.7% recurring net interest margin for 4Q09 (that resulting after deducting extraordinary income on investment securities presented in the fourth quarter of 2009). Annualized net interest margin for investment reached negative territory (-0.9%) in 1Q10, which is considerably lower than the 2.5% net interest margin for investment in 1Q09. On the other hand, annualized net interest margin for loans and overnight funds reached 7.1% in 1Q10, down from 7.3% in 4Q09, although above 7.0% in 3Q09.

Annualized Interest
Margin	1Q09	2Q09	3Q09	4Q09	1Q10
Loans´Interest margin	7.8%	7.4%	7.0%	7.3%	7.1%
Debt investments´margin	2.5%	2.0%	2.3%	11.1%	-0.9%
Net interest margin	7.1%	6.7%	6.3%	7.9%	5.8%

1Q10

Notably, funding cost continued its downward trend during 1Q10. The lower funding cost is the result of the liability re-pricing effort undertaken during the last quarters and the changes in the funding mix composition. The annualized average weighted cost of deposits reached 2.73% in 1Q10, down from 3.36% and 5.41% in 4Q09 and 1Q09 respectively.

Deposits' weighted
average cost	1Q09	4Q09	1Q10
Checking accounts	0.7%	0.5%	0.4%
Time deposits	8.1%	5.3%	4.4%
Saving accounts	4.2%	2.4%	2.1%
Total deposits	5.4%	3.4%	2.7%

2.2.	Fees and Income from Services

During 1Q10, net fees and income from services totaled COP 374 billion, up 2% as compared to 1Q09. In particular, credit and debit card annual fees, the biggest contributor to total fees, increased 2% as compared to 1Q09. On the other hand, fees from collection and payment services remained solid and increased 10% and 29% as compared to 4Q09 and 1Q09 respectively. Fees from fiduciary activities totaled COP 40 billion in 1Q10, down 17% as compared to 4Q09, although 3% higher compared to1Q09. The quarterly decrease is explained by the lower seasonal activity typical of the first quarters of the year and by lower performance of fees from our assets under management business.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2010
(COP millions)	Mar-09	Mar-10	Growth	Market Share
Bancolombia VISA	427,102	429,357	0.53%	7.80%
Bancolombia Mastercard	553,604	542,318	-2.04%	9.85%
Bancolombia American Express	417,041	481,371	15.43%	8.74%
Total Bancolombia	1,397,746	1,453,046	3.96%	26.39%
Colombian Credit Card Market	5,052,564	5,505,586	8.97%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2010
(Outstanding credit cards)	Mar-09	Mar-10	Growth	Market Share
Bancolombia VISA	311,968	314,433	0.79%	6.01%
Bancolombia Mastercard	358,442	350,519	-2.21%	6.70%
Bancolombia American Express	328,630	358,746	9.16%	6.86%
Total Bancolombia	999,040	1,023,698	2.47%	19.58%
Colombian Credit Card Market	5,342,306	5,228,680	-2.13%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income was COP 190 billion in 1Q10 and increased 44% and 50% as compared to 4Q09 and 1Q09 respectively. Other operating income performance was boosted by solid combined revenue of net foreign exchange gains and derivative financial instruments and also by solid earnings from our investment banking unit related to gains on the sale of equity securities from its private equity portfolio.

1Q10

In 1Q10, the combined revenue of net foreign exchange gains and derivative financial instruments totaled COP 64 billion, increasing from COP 19 billion in 1Q09. It is important to note that during 1Q09, income from derivative financial instruments was negatively impacted by non-recurring charges related to the reduction in the carrying value of derivatives resulting from regulatory changes in the methodology used to value such instruments.

Communication, postage, rent and others (primarily comprising income related to operating leases and commercial discounts) totaled COP 41 billion in 1Q10, up 5% over the quarter and 14% as compared to 1Q09.

Dividend income, obtained from investments in non-subsidiaries firms totaled COP 16 billion, down 3% as compared to 1Q09.

In 1Q10, Bancolombia’s investment banking unit had some divestitures in its private equity portfolio. Specifically, Bancolombia’s interest in IVL S.A. and Metrotel Redes S.A. was sold during the last quarter. As a result of those transactions, Bancolombia recorded gains on sales of investment securities for COP 34 billion in 1Q10.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

New past due loans (“PDLs”) before charge-offs was COP 285 billion in 1Q10, a higher figure than the COP 116 billion for 4Q09 but below the COP 389 billion in new PDLs before charge-offs for 1Q09. This high level of deterioration is in line with the seasonal behavior of loan delinquencies, which tend to be higher at the beginning of every year, and are explained by a persistent level of high unemployment and slow economic activity.

In general, PDLs (those loans overdue more than 30 days) totaled COP 1,776 billion by the end of 1Q10 and represented 4.2% of loans, increasing from 3.9% and 4.0% at the end of 4Q09 and 1Q09 respectively, while net loans’ charge-offs totaled COP 137 billion and decreased 40% as compared to 4Q09.

With respect to provision charges net of recoveries, those totaled COP 142 billion in 1Q10, down 53% and 58% compared to 4Q09 and 1Q09 respectively.  It is important to note that most of the new PDLs occurred in loans that were already part of riskier credit categories, and therefore those loans had already higher reserves for loan losses. As a result the increase in past due loans had a moderate impact in provision charges during the last quarter.

Overall, Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,452 billion, or 5.8% of total loans, increasing as compared to the 5.1% of total loans as of March 31, 2009, while coverage, measured by the ratio of allowances for loans losses to PDLs (overdue 30 days) was 138% at the end of 1Q10, decreasing from 149%, although above 128% coverage in 1Q09. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E was 111% at the end of 1Q10.

1Q10

The following tables present key metrics for asset quality:

ASSET QUALITY		As of		Growth
( COP million)	1Q09	4Q09	1Q10	QoQ	YoY
Total performing past due loans (1)	752,104	659,894	723,348	9.62%	-3.82%
Total non-performing past due loans	1,077,823	967,368	1,052,315	8.78%	-2.37%
Total past due loans	1,829,927	1,627,262	1,775,663	9.12%	-2.97%
Allowance for loans interest losses	2,350,943	2,431,667	2,452,205	0.84%	4.31%
Past due loans to total loans	3.99%	3.87%	4.23%
Non-performing loans as a percentage of total loans	2.35%	2.30%	2.51%
“C”, “D” and “E” loans as a percentage of total loans	4.18%	5.11%	5.25%
Allowances to past due loans (2)	128.47%	149.43%	138.10%
Allowances as a percentage of C,D and E loans (2)	122.67%	113.12%	111.29%
Allowances as a percentage of non-perfor. loans (2)	218.12%	251.37%	233.03%
Allowances as a percentage of total loans	5.13%	5.78%	5.85%
Percentage of performing loans to total loans	97.65%	97.70%	97.49%

(1)  "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)  Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category
% Of loan Portfolio		1Q09	4Q09	1Q10
Commercial loans	61.7%	2.7%	2.9%	3.3%
Consumer loans	16.3%	6.5%	5.4%	6.2%
Microcredit	0.5%	12.8%	8.5%	10.0%
Mortgage loans	8.6%	8.9%	9.0%	8.4%
Finance lease	12.9%	3.8%	3.3%	3.2%
PDL TOTAL		4.0%	3.9%	4.2%

LOANS AND FINANCIAL LEASES CLASSIFICATION	1Q09		4Q09		1Q10
( COP millions)
¨A¨ Normal	41,996,277	91.6%	38,180,626	90.8%	37,845,118	90.2%
¨B¨ Subnormal	1,931,128	4.2%	1,711,661	4.1%	1,897,276	4.5%
¨C¨ Deficient	587,394	1.3%	703,054	1.7%	739,608	1.8%
¨D¨ Doubtful recovery	957,631	2.1%	1,105,441	2.6%	1,125,766	2.7%
¨E¨ Unrecoverable	371,497	0.8%	341,192	0.8%	338,080	0.8%

Total	45,843,927	100%	42,041,974	100%	41,945,848	100%

Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	4.2%		5.1%		5.3%

2.5.	Operating expenses

During 1Q10, operating expenses totaled COP 731 billion, stable as compared to 4Q09, and presenting a slight increase as compared to the COP 717 billion in operating expenses for 1Q09.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 318 billion in 1Q10, increasing 6% as compared to 4Q09. Such increase was primarily driven by annual wage adjustments which take place in the first quarter of the year.

Administrative and other expenses totaled COP 345 billion, down 6% as compared to 4Q09 and 1Q09. This variation is explained by lower building renovation expenses, and also by lower currency translation of expenses expressed in U.S. dollars derived from Information Technology purchases and from the operation of our subsidiaries outside Colombia.

1Q10

Depreciation expense totaled COP 48 billion in 1Q10, increasing 7% as compared to 1Q09. This increase was driven by the growth in the depreciation of assets that are part of the operating lease business of Bancolombia. In particular, COP 19 billion or 40% of the quarter’s depreciation expense is associated with operating lease assets.

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone: (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Juan E Toro V (IR Manager) /Catalina Botero S. (Analyst)
Website: http://www.grupobancolombia.com/relacioninversionistas/

1Q10

BALANCE SHEET
(COP million)	1Q09	4Q09	1Q10	QoQ	YoY
ASSETS
Cash and due from banks	4,227,630	4,983,569	4,592,302	-7.85%	8.63%
Overnight funds sold	2,241,330	2,388,790	1,736,629	-27.30%	-22.52%
Total cash and equivalents	6,468,960	7,372,359	6,328,931	-14.15%	-2.16%
Debt securities	8,073,275	8,436,244	8,222,999	-2.53%	1.85%
Trading	2,748,186	3,037,819	2,866,781	-5.63%	4.32%
Available for Sale	2,261,753	2,175,494	2,217,319	1.92%	-1.96%
Held to Maturity	3,063,336	3,222,931	3,138,899	-2.61%	2.47%
Equity securities	264,098	580,214	474,600	-18.20%	79.71%
Trading	71,000	330,840	230,441	-30.35%	224.56%
Available for Sale	193,098	249,374	244,159	-2.09%	26.44%
Market value allowance	-68,720	-101,545	-89,049	-12.31%	29.58%
Net investment securities	8,268,653	8,914,913	8,608,550	-3%	4%
Commercial loans	28,823,076	26,011,915	25,871,666	-0.54%	-10.24%
Consumer loans	7,683,969	6,888,615	6,824,949	-0.92%	-11.18%
Microcredit	144,471	202,019	218,330	8.07%	51.12%
Mortgage loans	3,521,499	3,469,424	3,603,657	3.87%	2.33%
Finance lease	5,670,912	5,470,001	5,427,246	-0.78%	-4.30%
Allowance for loan losses	-2,350,943	-2,431,667	-2,452,205	0.84%	4.31%
Net total loans and financial leases	43,492,984	39,610,307	39,493,643	-0.29%	-9.20%
Accrued interest receivable on loans	604,388	384,542	382,918	-0.42%	-36.64%
Allowance for accrued interest losses	-58,841	-45,937	-48,052	4.60%	-18.34%
Net total interest accrued	545,547	338,605	334,866	-1.10%	-38.62%
Customers' acceptances and derivatives	87,781	205,367	628,622	206.10%	616.13%
Net accounts receivable	728,475	806,885	681,351	-15.56%	-6.47%
Net premises and equipment	1,269,341	992,041	1,022,101	3.03%	-19.48%
Foreclosed assets, net	30,914	80,668	80,000	-0.83%	158.78%
Prepaid expenses and deferred charges	295,294	185,811	210,944	13.53%	-28.56%
Goodwill	1,123,093	855,724	795,640	-7.02%	-29.16%
Operating leases, net	781,411	843,054	864,839	2.58%	10.68%
Other	1,185,864	922,265	1,020,466	10.65%	-13.95%
Reappraisal of assets	665,944	736,366	700,629	-4.85%	5.21%
Total assets	64,944,261	61,864,365	60,770,582	-2%	-6%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,071,172	6,307,780	5,570,111	-11.69%	9.84%
Checking accounts	4,651,758	5,858,667	5,167,641	-11.79%	11.09%
Other	419,414	449,113	402,470	-10.39%	-4.04%
Interest bearing	38,444,017	35,841,550	34,543,155	-3.62%	-10.15%
Checking accounts	2,634,092	2,366,281	2,427,345	2.58%	-7.85%
Time deposits	22,165,667	18,331,488	16,687,250	-9%	-24.72%
Savings deposits	13,644,258	15,143,781	15,428,560	1.88%	13.08%
Total deposits	43,515,189	42,149,330	40,113,266	-5%	-7.82%
Overnight funds	1,994,609	1,342,201	1,894,116	41.12%	-5.04%
Bank acceptances outstanding	42,216	47,609	453,057	851.62%	973.19%
Interbank borrowings	1,701,495	1,152,918	1,191,429	3.34%	-29.98%
Borrowings from domestic development banks	3,676,489	2,886,232	2,730,401	-5.40%	-25.73%
Accounts payable	2,040,332	1,656,154	1,874,519	13.19%	-8.13%
Accrued interest payable	469,841	411,796	293,956	-28.62%	-37.44%
Other liabilities	662,175	665,893	622,227	-6.56%	-6.03%
Bonds	3,983,146	4,173,622	4,127,958	-1.09%	3.64%
Accrued expenses	589,587	239,400	600,646	150.90%	1.88%
Minority interest in consolidated subsidiaries	190,934	106,381	66,757	-37.25%	-65.04%
Total liabilities	58,866,013	54,831,536	53,968,332	-2%	-8%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,869,462	5,601,028	5,388,839	-3.79%	10.67%
Appropiated	4,558,337	4,344,178	5,047,855	16.20%	10.74%
Unappropiated	311,125	1,256,850	340,984	-72.87%	9.60%
Reappraisal and others	827,189	1,004,293	985,147	-1.91%	19.10%
Gross unrealized gain or loss on debt securities	-12,317	33,594	34,350	2.25%	378.88%
Total shareholder's equity	6,078,248	7,032,829	6,802,250	-3.28%	11.91%

1Q10

INCOME STATEMENT				Growth
(COP million)	1Q 09	4Q 09	1Q 10	QoQ	YoY
Interest income and expenses
Interest on loans	1,394,222	1,061,033	969,360	-8.64%	-30.47%
Interest on investment securities	154,063	307,931	45,622	-85.18%	-70.39%
Overnight funds	28,258	13,498	16,747	24.07%	-40.74%
Leasing	214,274	151,859	146,511	-3.52%	-31.62%
Total interest income	1,790,817	1,534,321	1,178,240	-23.21%	-34.21%
Interest expense
Checking accounts	12,009	9,316	8,498	-8.78%	-29.24%
Time deposits	411,442	247,352	192,963	-21.99%	-53.10%
Savings deposits	143,893	89,315	79,543	-10.94%	-44.72%
Total interest on deposits	567,344	345,983	281,004	-18.78%	-50.47%
Interbank borrowings	23,002	5,469	4,819	-11.89%	-79.05%
Borrowings from domestic development banks	87,097	44,800	39,047	-12.84%	-55.17%
Overnight funds	37,984	9,844	8,990	-8.68%	-76.33%
Bonds	90,219	86,723	74,705	-13.86%	-17.20%
Total interest expense	805,646	492,819	408,565	-17.10%	-49.29%
Net interest income	985,171	1,041,502	769,675	-26.10%	-21.87%
Provision for loan and accrued interest losses, net	(383,607)	(358,770)	(185,989)	-48.16%	-51.52%
Recovery of charged-off loans	33,159	78,886	55,736	-29.35%	68.09%
Provision for foreclosed assets and other assets	(23,311)	(27,007)	(19,164)	-29.04%	-17.79%
Recovery of provisions for foreclosed assets and other assets	33,846	6,154	6,919	12.43%	-79.56%
Total net provisions	(339,913)	(300,737)	(142,498)	-52.62%	-58.08%
Net interest income after provision for loans
and accrued interest losses	645,258	740,765	627,177	-15.33%	-2.80%
Commissions from banking services and other services	61,653	68,573	68,061	-0.75%	10.39%
Electronic services and ATM fees	15,463	14,776	13,775	-6.77%	-10.92%
Branch network services	26,590	29,743	27,566	-7.32%	3.67%
Collections and payments fees	42,889	50,460	55,147	9.29%	28.58%
Credit card merchant fees	7,216	7,134	4,203	-41.08%	-41.75%
Credit and debit card annual fees	137,205	140,206	140,008	-0.14%	2.04%
Checking fees	16,959	17,293	17,407	0.66%	2.64%
Fiduciary activities	38,941	48,200	40,105	-16.79%	2.99%
Pension plan administration	26,163	24,489	22,243	-9.17%	-14.98%
Brokerage fees	7,902	15,593	7,477	-52.05%	-5.38%
Check remittance	6,150	6,333	4,639	-26.75%	-24.57%
International operations	13,632	3,633	11,493	216.35%	-15.69%
Fees and other service income	400,763	426,433	412,124	-3.36%	2.83%
Fees and other service expenses	(33,716)	(35,526)	(37,713)	6.16%	11.85%
Total fees and income from services, net	367,047	390,907	374,411	-4.22%	2.01%
Other operating income
Net foreign exchange gains	205,295	51,124	5,098	-90.03%	-97.52%
Derivatives Financial Contracts	(186,065)	17,971	58,499	225.52%	131.44%
Gains(loss) on sales of investments on equity securities	6	(25)	34,212	*	*
Securitization income	13,668	12,341	9,876	-19.97%	-27.74%
Dividend income	16,570	89	16,069	17955.06%	-3.02%
Revenues from commercial subsidiaries	28,656	20,968	23,148	10.40%	-19.22%
Insurance income	11,811	(10,106)	1,540	115.24%	-86.96%
Communication, postage, rent and others	36,431	39,565	41,404	4.65%	13.65%
Total other operating income	126,372	131,927	189,846	43.90%	50.23%
Total income	1,138,677	1,263,599	1,191,434	-5.71%	4.63%
Operating expenses
Salaries and employee benefits	254,652	257,271	270,414	5.11%	6.19%
Bonus plan payments	26,023	37,340	37,422	0.22%	43.80%
Compensation	4,834	5,513	9,889	79.38%	104.57%
Administrative and other expenses	366,188	366,411	345,090	-5.82%	-5.76%
Deposit security, net	19,617	16,846	19,427	15.32%	-0.97%
Donation expenses	706	1,402	864	-38.37%	22.38%
Depreciation	44,647	47,006	47,748	1.58%	6.95%
Total operating expenses	716,667	731,789	730,854	-0.13%	1.98%
Net operating income	422,010	531,810	460,580	-13.39%	9.14%
Goodwill amortization (1)	20,193	15,320	15,142	-1.16%	-25.01%
Non-operating income (expense)
Other income	62,766	16,924	72,176	326.47%	14.99%
Minority interest	(5,136)	4,294	(2,702)	-162.93%	-47.39%
Other expense	(30,449)	(15,446)	(31,506)	103.98%	3.47%
Total non-operating income	27,181	5,772	37,968	557.80%	39.69%
Income before income taxes	428,998	522,262	483,406	-7.44%	12.68%
Income tax expense	(117,873)	(150,858)	(142,422)	-5.59%	20.83%
Net income	311,125	371,404	340,984	-8.19%	9.60%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 7, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance